Mail Stop 6010							March 30, 2006

Michael Burshtine
Senior Vice President and Chief Financial Officer
Omrix Biopharmaceuticals, Inc.
708 Third Avenue
New York, NY 10017

Re:	Omrix Biopharmaceuticals, Inc.
	S-1/A filed March 24, 2006
      File No. 333-131107

 Dear Mr. Burshtine:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
Management`s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Accounting for stock-based compensation and fair value of our common stock, page F-42

1. We have read your response to comment 4 and we noted in your revised disclosure on page 43 that the original estimate of the fair value of the common stock underlying the options granted was performed by the board of directors and management but was reassessed retrospectively. Please clarify in the filing if the reassessment resulted in a change in the original estimate of the fair value of the common stock underlying the options granted. If there was an increase in the fair value of the common stock underlying the options granted due to the reassessment it does not appear as though you recorded any additional compensation expense. In helping us to understand your response please provide to us your reassessment analysis.

Report of Independent Registered Public Accounting Firm, page F-2

2. Please remove the restriction on the audit opinion and include the dual date in the pre-effective amendment we declare effective.
This
also applies to the Ziv Haft audit opinion. In addition please revise the auditors` consent once the dual date has become effective.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Joe Roesler at (202) 551-3628 or Lisa Von Joske, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	Phyllis Korff
   	Andrea Nicolas
   	Skadden, Arps, Slate, Meagher & Flom LLP
   	Four Times Square
   	New York, NY 10036
   	F: 917-777-3416
??

??

??

??